Mail Stop 3561

November 16, 2009

Joseph L. Griffin, Chief Executive Officer
Hiland Holdings GP, LP
Hiland Partners, LP
205 West Maple, Suite 1100
Enid, Oklahoma 73701

   Re: **Hiland Holdings GP, LP, and co-filers**
       Amendment No. 7 to Schedule 13E-3
       Filed November 9, 2009
       File No. 5-82081

       Supplement to Definitive Proxy Statement on Schedule 14A
       Filed November 9, 2009
       File No. 1-33018

       Hiland Partners, LP, and co-filers
       Amendment No. 7 to Schedule 13-E3
       Filed November 9, 2009
       File No. 5-80564

       Supplement to Definitive Proxy Statement on Schedule 14A
       Filed November 9, 2009
       File No. 0-51120

Dear Mr. Griffin:

   We have reviewed your letter dated November 9, 2009 and your amended and revised filings, and we have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. Please confirm for us in writing and submitted as "Correspondence" on EDGAR that you intend to deliver to your unitholders and Hiland Partners, LP's unitholders the Supplement to the Definitive Proxy Statement.

2. You filed the Supplement to your Definitive Proxy Statement on Schedule 14A with the EDGAR code, "DEFA14A." However, the proper code for the Supplement to your Definitive Proxy Statement on Schedule 14A should have been "DEFR14A." Please use the proper code for any subsequent supplements to your definitive proxy statement.

Hiland Holdings GP, LP

Schedule 13E-3/A

Item 16. Exhibits, page 11

3. Please include as an exhibit to this document and as an exhibit to the Schedule 13E-3/A of Hiland Partners, LP the Supplement to the Definitive Proxy Statement filed on November 9, 2009 or tell us why it is not appropriate for you to do so.

Revised Preliminary Proxy Statement on Schedule 14A

4. Please include updated disclosure similar in nature to the section entitled, "Financing of the Mergers," in the Definitive Proxy Statement on Schedule 14A filed on September 11, 2009.

Background of the Mergers, page 8

5. Please revise to more clearly identify each person contacted and in attendance at each meeting. For example, please disclose the "holders of large numbers of common units" whom the Hiland management team contacted following the adjournment of the October 20, 2009 special meetings that had not yet voted against the mergers. As another example, please disclose the "several holders of a significant number of common units in each Hiland Company" who indicated to the Hiland management team during these adjournment contacts that the consideration of the mergers should be increased due to the recent increases in commodity prices. As a further example, please disclose the "other representatives of Wells Fargo" who discussed the increased offers with Harold Hamm and Frank Murphy on October 25, 2009 and on October 26, 2009. As a final example, please disclose which members of the Hiland Holdings Conflicts Committee held discussions with Fulbright & Jaworski L.L.P,

Morris, Nichols, Arsht & Tunnell LLP, and Barclays Capital Inc. between October 26, 2009 and November 2, 2009 regarding the October 26 Revised Proposal.

The Hiland Partners Conflicts Committee, page 14

6. We note your disclosure here and in a similar section on page 28 regarding the Hiland Holdings Conflicts Committee that the companies "considered potential alternatives" to the instant transaction. Please discuss whether the companies considered any potential alternatives not discussed already in the Definitive Proxy Statement on Schedule 14A filed on September 11, 2009. If so, please discuss these additional alternatives and why the companies decided to approve the amended merger agreements instead of the alternatives considered. If there were no new alternatives considered beyond what was disclosed in the Definitive Proxy Statement on Schedule 14A filed on September 11, 2009, please state.

Updated Projected Financial Information, page 51

7. We note your table entitled, "Summary Projected Financial Data for Hiland Partners," on page 52. Please ensure that all the projected financial information you disclose includes the full projections and not only summaries.

*   *   *   *   *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of any amendments and revisions to expedite our review. Please furnish a cover letter with any amendments and revisions that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendments, revisions, and responses to our comments.

Joseph L. Griffin
Hiland Holdings GP, LP
Hiland Partners, LP
November 16, 2009
Page 4

Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Daniel Duchovny, Special Counsel, at (202) 551-3619, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Lande Alexandra Spottswood, Esq.
       Vinson & Elkins LLP
       Via Facsimile